November 15, 2005
Mail Stop 4561

By U.S. Mail and facsimile to (909) 481-2120

Mr. Edward J. Biebrich, Jr.
Chief Financial Officer
CVB Financial Corp.
701 N. Haven Avenue, Suite 350
Ontario, CA  91764

Re:	CVB Financial Corp.
      Form 10-K for Fiscal Year Ended December 31, 2004
	File No.  000-10140

Dear Mr. Biebrich:

	We have completed our targeted review of your Form 10-K and related filings and have no further comments at this time.


Sincerely,



							John P. Nolan
							Accounting Branch Chief
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Edward J. Biebrich, Chief Financial Officer
CVB Financial Corp.
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